SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D/A


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)




                          	SIPEX CORPORATION
                          -----------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                          -----------------------------
                         (Title of Class of Securities)

                                    829909100
                                    ---------
                                 (CUSIP Number)

                              Guy Lavergne, ESQ.
                              2051 Bordelais
                              St-Lazare
                              Quebec, Canada
                              J7T 3C6
                              (514)910-7631
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 September 11, 2003
                                 --------------
             (Date of Event Which Requires Filing of This Statement)

            If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. / /

            Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


- --------

1           The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 ALONIM INVESTMENTS INC.
- ------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) /X/
- ------------------------------------------------------------------------------
     3         SEC USE ONLY

- ------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC, OO*
               * Line of credit with broker, CIBC Wood Gundy
- ------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
- ------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     CANADA
- ------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    8,149,200
 OWNED BY                   (See Footnote (1))
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               8,149,200
                            (See Footnote (1))
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
- ------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     8,149,200   See Footnote (1)
- ------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                              /X
                                 See Footnote (2)
- ------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     29 %
- ------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     CO
==============================================================================

(1) The foregoing number of shares is held indirectly through wholly owned affiliate Rodfre Holding LLC.

(2) Excludes shares beneficially owned respectively by Rodney H. Miller, and MJM Publicity Ltd. Pursuant to Rule 13D-4 of the Securities Exchange Act of 1934, Robert G. Miller, as well as Alonim Investments Inc. and its affiliates do hereby disclaim the beneficial ownership of shares held respectively by MJM Publicity Ltd. and Rodney H. Miller.

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 ROBMILCO HOLDINGS INC.
- ------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
- ------------------------------------------------------------------------------
     3         SEC USE ONLY

- ------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     N/A
- ------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
- ------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     CANADA
- ------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY         - 8,149,200 -  (See Footnote (3))
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                     - 8,149,200 -  (See Footnote (3))
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
- ------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     - 8,149,200 - (See Footnote (3))
- ------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                             /X
               (See Footnote (4))
- ------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     29 %
- ------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     CO
================================================================================

3. These are the same shares as reported by Alonim Investments Inc.

4. Excludes shares beneficially owned respectively by Rodney H. Miller, and MJM Publicity Ltd. Pursuant to Rule 13D-4 of the Securities Exchange Act of 1934, Robert G. Miller, as well as Alonim Investments Inc. and its affiliates do hereby disclaim the beneficial ownership of shares held respectively by MJM Publicity Ltd. and Rodney H. Miller.


================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 ROBERT G. MILLER
- ------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
- ------------------------------------------------------------------------------
     3         SEC USE ONLY

- ------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     N/A
- ------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
- ------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     CANADA
- ------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    - 8,149,200 -
 OWNED BY
   EACH                         (See Footnote (5))
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                - 8,149,200 -

                                (See Footnote (5))
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
- ------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     - 8,149,200 -  (See Footnote (5))
- ------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                             /X
               (See Footnote (6))

- ------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    29 %
- ------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                    IN
================================================================================
5 - These are the same shares as reported by Alonim Investments Inc.

6 - Excludes shares beneficially owned respectively by Rodney H. Miller, and MJM Publicity Ltd. Pursuant to Rule 13D-4 of the Securities Exchange Act of 1934, Robert G. Miller, as well as Alonim Investments Inc. and its affiliates do hereby disclaim the beneficial ownership of shares held respectively by MJM Publicity Ltd. and Rodney H. Miller.

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 Rodney H. Miller
- ------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) /X/
- ------------------------------------------------------------------------------
     3         SEC USE ONLY

- ------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     PF, AF

- ------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
- ------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     CANADA
- ------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    - 200,000 -
 OWNED BY
   EACH
 REPORTING

PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                - 200,000 -

               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
- ------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     - 200,000 -

- ------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                              /X

               See Footnote (7)
- ------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0,71 %
- ------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
==============================================================================

7 - Excludes shares owned by Alonim Investments Inc. and Rodney H. Miller. Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, Rodney H. Miller does hereby disclaim beneficial/ownership of securities of the Issuer held respectively by MJM Publicity Ltd., and Alonim Investments Inc. (including securities held through affiliates Rodfre Holding LLC and Rodfre - Lending LLC).

==============================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 MJM Publicity LTD.
- ------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) /
                                                                       (b) /X/
- ------------------------------------------------------------------------------
     3         SEC USE ONLY

- ------------------------------------------------------------------------------
     4         SOURCE OF FUNDS
                     WC
- ------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                               / /
- ------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     CANADA
- ------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    - 100,000 -
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                - 100,000 -
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
- ------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     100,000
- ------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                             /X

               See Footnote 8

8 - Excludes shares owned by Alonim Investments Inc. and Rodney H. Miller. Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, MJM
Publicity Ltd. does hereby disclaim beneficial/ownership of securities of the Issuer held respectively by Rodney H. Miller, and Alonim
Investments Inc. (including securities held through affiliates
Rodfre Holding LLC and Rodfre - Lending LLC.
- ------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0.36 %
- ------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     CO
================================================================================
Item 1.  Security and Issuer

         This Amendment no. 2 to the Reporting Persons' (as defined in Item 2)
Schedule 13D relates to the shares of common stock, of Sipex Corporation, a Delaware corporation (the "Company"). The Company's registered office is located at 233 South Hillview Drive, Milpitas, CA 95035, Tel: 408 934-7500,
Fax: 408 935-7600


Item 2.  Identity and Background

         This Amendment is being filed by Alonim Investments Inc. (acting on its own behalf and on behalf of its wholly owned affiliates Rodfre Investments Inc., Rodfre Lending LLC, and Rodfre Holding LLC), by Robmilco Holdings Ltd., by Robert G. Miller, by MJM Publicity LTD. and by Rodney H. Miller(each, a "Reporting Person" and collectively, the "Reporting Persons").

         All information concerning the following Reporting Persons:
Alonim Investments Inc., Robmilco Holdings Ltd. and Robert G. Miller remains as reported in the Schedule 13D filed by the Reporting Persons on May 5, 2003.

	S & F Financial Holdings Inc. has since been dissolved, and its assets and liabilities transferred to its parent Alonim Investments Inc.

	Rodfre Investments Inc. is a corporation incorporated pursuant to the Canada Business Corporations Act. Its sole activity is as a private holding company. Its registered offices are located at 1501 McGill College Avenue, 26th Floor, Montreal, Quebec, H3A 3N9. Its sole shareholder is Alonim Investments Inc.

	Rodfre Holding LLC is a Delaware Limited Liability Company. Its sole activity is as a private holding company. Its registered office is located at c/o Corporation Service Company, 2711 Centerville Rd., Suite 400, Wilmington, County of New Castle, Delaware. Its sole member is Rodfre Investments Inc.

        Rodfre Lending LLC is a Delaware Limited Liability Company. Its sole activity is as a private holding company. Its registered office is located at c/o Corporation Service Company, 2711 Centerville Rd., Suite 400, Wilmington, County of New Castle, Delaware. Its sole member is Rodfre Investments Inc.


        MJM Publicity Ltd. is a company whose principal business consists of placing advertisements with electronic, print and broadcasting media. Its registered office is located at 5987 Beethoven, Montreal, Quebec, H4W 3B5. Its sole shareholder is Margaret J. Miller, the wife of Robert G. Miller, one of the Reporting Persons.

        Rodney H. Miller is an individual domiciled at 78 Summit
Crescent, in Montreal (Westmount), Quebec, Canada. Rodney H. Miller is an employee of Future Electronics Inc. He is the son of Robert
G. Miller, one of the Reporting Persons.


Item 3.  Source and Amount of Funds or Other Consideration

        Remains as reported on Schedule 13D in respect of Alonim
Investments Inc.

	As to MJM publicity Ltd. it purchased the securities of the Issuer with its own working capital.

	As to Rodney H. Miller, he purchased the securities of the Issuer with a mix of personal funds, and funds obtained through a line of credit with his broker CIBC Wood Gundy.





Item 4.  Purpose of Transaction


	Remains as reported on Schedule 13D (as modified by Schedule 13D/A), in respect of Alonim Investments Inc.
(acting on its own behalf and on behalf of its wholly owned affiliates Rodfre Investments Inc., Rodfre Lending LLC, and Rodfre Holding LLC), Robmilco Holdings Ltd., and Robert G. Miller.

	S & F Financial Holdings Inc. has been dissolved, and further thereto, the Warrant and $12,000,000 Secured Convertible Note referred to in Item 4 of the original Schedule 13D have been transferred to and are now held by Rodfre Lending LLC., one of the Reporting Persons.

	Rodney H. Miller and MJM Publicity Ltd. have purchased the securities of the Issuer for investment purposes only.


Item 5.  Interest in Securities of the Issuer

(a) As of September 16, 2003, Alonim Investments Inc. owned beneficially 8,149,200 shares, of the common stock of the Issuer which constitutes approximately 29 % of the Common Stock outstanding through its wholly owned affiliate Rodfre Holding LLC.

         As of September 16, 2003, Mr. Miller had no direct beneficial ownership of the Common Stock outstanding. His only indirect beneficial ownership is as reported by Alonim Investments Inc.

         As of September 16, 2003, Robmilco Holdings Ltd. had no direct beneficial ownership of the Common Stock outstanding. Its only indirect beneficial ownership is as reported by Alonim
         Investments Inc.

	 As of September 16, 2003, MJM Publicity Ltd. owned beneficially 100,000 shares, of the common stock of the Issuer which constitutes approximately 0.36 % of the Common Stock outstanding.

	 As of September 16, 2003, Rodney H. Miller owned beneficially 200,000 shares, of the common stock of the Issuer which constitutes approximately 0.71 % of the Common Stock outstanding.

(b)      Alonim Investments Inc. (through its wholly owned affiliate
	 Rodfre Holding LLC) has the sole power to vote and to dispose of the 8,149,200 common shares held in Rodfre Holding LLC's name. Mr. Miller, the sole director and president of Alonim Investments Inc., may be deemed to share the power to vote or direct the voting of and to dispose or direct the voting of or disposition of the Common Stock of the Company owned by Alonim Investments Inc. as a result of his management position with Alonim Investments Inc.

	 MJM Publicity Ltd. has the sole power to vote and to dispose of the 100,000 common shares held in its name. Mrs.
	 Margaret J. Miller, the sole director and president of MJM Publicity Ltd., may be deemed to share the power to vote or direct the voting of and to dispose or direct the voting of or disposition of the Common Stock of the Company owned by MJM Publicity Ltd.
         as a result of her management position with MJM Publicity Ltd.

	 Rodney H. Miller has the sole power to vote and to dispose of the 200,000 common shares held in his name.

(c)      Over the course of the past 60 days, Alonim Investments Inc. has not disposed of any securities of the Issuer, other than transfers to its wholly owned affiliates Rodfre Holding LLC (transfer of 8,149,200 shares of the common stock of the Issuer) and Rodfre
         Lending LLC (transfer 	 of the $12,000,000 Secured Convertible Note,
         and Warrant. Over such period of time, Alonim Investments Inc. has acquired Shares of the common stock of the Issuer, solely through brokerage arm's length transactions.

	 The date of the transactions, the number of securities involved, the price per share or unit number of securities acquired, are as set forth below:



         Date of transaction  #of Shares   Price per share    Total Shares
        ______________________________________________________________

	08/05/03	       210,000          $5.90		6,295,200
	08/07/03	       312,000          $5.12		6,607,200
	08/13/03	       642,000		$6.80		7,249,200
	09/11/03	       900,000		$9.25		8,149,200

	 Over the course of the past 60 days, Rodney H. Miller has not disposed of any securities of the Issuer.

	 Over such period of time, Rodney H. Miller has acquired
	 Shares of the common stock of the Issuer, solely through brokerage arm's length transactions.

	 The date of the transactions, the number of securities involved, the price per share or unit number of securities acquired, are as set forth below:


 	Date of transaction  #of Shares   Price per share    Total Shares
        ______________________________________________________________

	08/05/03	       190,000          $5.90		190,000
	08/15/03	        10,000		$6.97		200,000

	 Over the course of the past 60 days, MJM Publicity Ltd. has not disposed of any securities of the Issuer.

	 Over such period of time, MJM Publicity Ltd. has acquired
	 Shares of the common stock of the Issuer, solely through brokerage arm's length transactions.

	 The date of the transactions, the number of securities involved, the price per share or unit number of securities acquired, are as set forth below:


 	Date of transaction  #of Shares   Price per share    Total Shares
        ______________________________________________________________

	08/05/03	       100,000          $5.90		100,000


(d) Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of the Shares owned by the Reporting Persons.

(e)     Not applicable.




Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

	Rodney H. Miller, is the son of and a member of the household of Robert G. Miller, one of the Reporting Persons. The other Reporting Persons disclaim beneficial ownership of any securities held by Rodney
H. Miller and vice-versa.

	MJM Publicity LTD, is a company beneficially owned and controlled by Margaret J. Miller, the wife of Robert G. Miller, one of the Reporting Persons. The other Reporting Persons disclaim beneficial ownership of any securities held by MJM Publicity LTD and vice-versa.

Item 7.  Materials to be Filed as Exhibits

         N/A


Signature

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 16, 2003                       Alonim Investments Inc.

                                          /s/ Guy Lavergne, ESQ.
                                        --------------------------
                                         Guy Lavergne, Attorney






                Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 16, 2003                            Robmilco Holdings Inc.



                                             /s/ Guy Lavergne, ESQ.
                                            -------------------------
                                             Guy Lavergne, Attorney

Signature


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 16, 2003                            Robert G. Miller



                                            /s/ Guy Lavergne, ESQ.
                                         ---------------------------
                                            Guy Lavergne, Attorney
		Signature

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 16, 2003                     MJM Publicity Ltd.



                                            /s/ Guy Lavergne, ESQ.
                                         ---------------------------
                                            Guy Lavergne, Attorney
		Signature

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 16, 2003                        Rodney H. Miller



                                            /s/ Guy Lavergne, ESQ.
                                         ---------------------------
                                            Guy Lavergne, Attorney
		Signature


---------------------------------------------------------------------------

                           Index of Exhibits


Exhibit - A - Agreement Pertaining to Joint Fulfillment of Reporting
              Obligations, dated as of September 16, 2003.



---------------------------------------------------------------------------

                               Exhibit A



Agreement Pertaining to Joint Fulfillment of Reporting Obligations, dated as of September 16, 2003.

By :

Alonim Investments Inc., a corporation incorporated pursuant to and governed by the Canada Business Corporations Act, hereunto represented by Robert G. Miller, its President;


- and -


Rodfre Investments Inc., a corporation incorporated pursuant to and governed by the Canada Business Corporations Act, hereunto represented by Robert G. Miller, its President and Secretary;

- and -


Rodfre Lending LLC, a Delaware Limited liability company, hereunto acting through its member/manager Rodfre Investments Inc., represented by Robert G. Miller, its President and Secretary, duly authorized;

- and -

Rodfre Holding LLC, a Delaware Limited liability company, hereunto acting through its member/manager Rodfre Investments Inc., represented by Robert G. Miller, its President and Secretary, duly authorized;

- and -

Robmilco Holdings Inc., a corporation incorporated pursuant to and governed by the Canada Business Corporations Act, hereunto represented by Robert G. Miller, its President and Secretary;

- and -

Robert G. Miller, an individual, resident and domiciled at 78 Summit Crescent, Montreal (Westmount), Province of Quebec;

- AND-

MJM PUBLICITY LTD., a corporation incorporated pursuant to and governed by the Canada Business Corporations Act, hereunto represented by Margaret J. Miller, its President;


- and -


Rodney H. Miller, an individual, resident and domiciled at 78 Summit Crescent, Montreal (Westmount), Province of Quebec;

(<Hereinafter collectively referred to as the Parties>)

Whereas the Parties hereto have reporting obligations pursuant to the Securities Act of 1934, and the Rules enacted pursuant thereto, in connection with the ownership of securities of Sipex Corporation;


Whereas the Parties have appointed Guy Lavergne, Esq. (the "Attorney"), as their attorney in fact, to report on their behalf, through the SEC's EDGAR filing system;

NOW THEREFORE, THE PARTIES AGREE AS FOLLOWS:

1. The recitals to this Agreement form an integral part hereof;

2. Whenever deemed convenient by the Parties hereto, or by the Attorney acting on their behalf, they will jointly fulfill their reporting obligations, through the joint filing of Schedule 13D forms, or other forms required to be filed pursuant to the Securities Exchange Act of 1934, and the Rules enacted pursuant thereto or other legislation applicable to their ownership of securities of Sipex Corporation, or other issuers. The Parties may, if they so desire, continue to make separate filings whenever deemed convenient.

3. The Parties do hereby confirm that the Attorney is authorized and appointed to make such separate or joint filings on their behalf, in respect of past, present and future reporting obligations, pursuant to the Securities Exchange Act of 1934, and the Rules enacted pursuant thereto or other legislation applicable to their ownership of securities of Sipex Corporation, or other issuers.

4. Neither this Agreement, nor the joint fulfillment of the Parties respective reporting obligations is to be construed as an acknowledgement, by any or all of the Parties, that they beneficially own the securities held by the other Parties. Such beneficial ownership of the securities held by the other Parties is hereby disclaimed, in conformity with Rule 13 (d)-4 of the Securities Exchange Act of 1934.

5. This Agreement shall be construed in conformity with and shall be governed by the laws of the Province of Quebec, Canada.


Wherefore, we have signed this Power of Attorney, as of the 16th day of September, 2003



Alonim Investments Inc.


  /S/ Robert G. Miller
  ______________________
  Per: Robert G. Miller


Rodfre Investments Inc.


  /S/ Robert G. Miller
  ______________________
  Per: Robert G. Miller, President


Rodfre Lending L.L.C. acting through Rodfre Investments Inc.


  /S/ Robert G. Miller
  ______________________
  Per: Robert G. Miller, President


Rodfre Holding L.L.C. acting through Rodfre Investments Inc.


  /S/ Robert G. Miller
  ____________________
  Per: Robert G. Miller


Robmilco Holdings Inc.



  /S/ Robert G. Miller
  ____________________
  Robert G. Miller, President





  /S/ Robert G. Miller
  ____________________
  Robert G. Miller


MJM PUBLICITY LTD.



  /S/ Margaret J. Miller
______________________
  Per: Margaret J. Miller



/S/ Rodney H. Miller
  ____________________
  Rodney H. Miller